UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

NORTH AMERICAN NICKEL INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)

65704T108
(CUSIP Number)

VMS VENTURES INC.
301-260 West Esplanade, North Vancouver, BC V7M 3G7
Attn: John A. Roozendaal
Telephone: (604) 986-2020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the United States Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Names of Reporting Persons  VMS VENTURES INC. (the "Reporting Person").
I.R.S. Identification Nos. of above persons (entities only).

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ☐
(b)     ☐
Not applicable.

3.     SEC Use Only:

4.     Source of Funds (See Instruction):     OO.

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐ Not applicable.

6.     Citizenship or Place of Organization:  British Columbia, Canada.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:     25,955,340 common shares of common stock. (1)

8.     Shared Voting Power:   Nil.

9.     Sole Dispositive Power:  25,955,340 common shares of common stock. (1)

10.     Shared Dispositive Power:  Nil.

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  25,955,340 common shares of common stock. (1)

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable.

13.    Percent of Class Represented by Amount in Row (11):   23.97%.(2)

14.   Type of Reporting Person (See Instructions):   CO.

Notes:

(1)     Consists of 24,578,560 common shares and 1,376,780 common share purchase warrants. Each warrant entitles the holder to purchase one common share at an exercise price of CDN$0.21 at any time prior to expiry on April 22, 2015.
(2)     Based on 106,885,754 shares of the Issuer's common stock issued and outstanding as of April 24, 2013.

This amended statement on Schedule 13D/A is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "Act"). VMS Ventures Inc. is sometimes referred to herein as the "Reporting Person."

This amendment is being filed as a result of the Reporting Person's transactions in North American Nickel Inc.'s securities as described below.

  On May 24, 2011, the Reporting Person acquired 5,025,000 units in a private placement at a price of $0.20 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable at a price of $0.35 for a period of 18 months (for a total of 5,025,000 common shares and 5,025,000 warrants);

  On November 24, 2012, the 5,025,000 warrants acquired by the Reporting Person on May 24, 2011expired without being exercised; and

    On April 22, 2013, the Reporting Person acquired 2,753,560 units in a private placement at a price of CDN$0.17 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant (for a total of 2,753,560 common shares and 1,376,780 warrants). Each whole warrant entitles the holder to purchase one common shares at an exercise price of CDN$0.21 at any time prior to expiry on April 22, 2015.

  VMS has reported the foregoing transactions on Canadian insider reports filed electronically on the System For Electronic Disclosure by Insiders (commonly known as "SEDI"), pursuant to National Instrument 55-102 - System for Electronic Disclosure by Insiders (SEDI), as adopted by the Canadian Securities Administrators.

  VMS had previously caused its original statement on Schedule 13D to be filed on August 24, 2010, reporting its beneficial ownership of 16,000,000 common shares of the Issuer. (The Schedule 13D superseded and replaced VMS's statement on Schedule 13G filed on July 22, 2010.) However, through inadvertence: (a) VMS did not include in its original Schedule 13D 800,000 common shares of the Issuer that it had purchased on July 23, 2010 pursuant to a private placement at a price of CDN$0.025 per share (which common shares were reported in a Canadian insider report filed by VMS on SEDI); and (b) VMS did not file any amendments to its Schedule 13D in connection with its acquisition of 5,025,000 units on May 24, 2011, or the subsequent expiry of the 5,025,000 warrants forming part of those units.

  ITEM 1.     SECURITY AND ISSUER

  This statement relates to the voting common stock, no par value, of North American Nickel Inc., a British Columbia corporation (the "Issuer"). The Issuer maintains its principal executive offices at 208-828 Harbourside Drive, North Vancouver, BC V7P 3R9.

  ITEM 2.     IDENTITY AND BACKGROUND

  a.     Name

  VMS Ventures Inc. ("VMS"), a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada.

  b.     Residence or business address

  301-260 West Esplanade
  North Vancouver, BC V7M 3G7

  c.     Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  VMS is a junior mineral exploration and development company whose common shares are listed for trading on the TSX Venture Exchange under the symbol "VMS". VMS is a reporting issuer under the securities legislation of the Canadian Provinces of British Columbia, Alberta and Manitoba.

  See section (f) below for the names, principal occupations and citizenship of each executive officer and director of VMS.

  d.     Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.

  Neither VMS nor any executive officer, director or person controlling VMS has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  e.     Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

  Neither VMS nor any executive officer, director or person controlling VMS, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and neither VMS nor any executive officer, director or person controlling VMS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  f.     Citizenship.

  The following table sets out the name, principal occupation and citizenship of every executive officer and director of VMS as of the date hereof.

Name and Address(1)	Principal Occupation	Citizenship
John A. Roozendaal British Columbia, Canada President and Director	President and Director of VMS; President and Director of Harvest Gold Corporation; Director of the Issuer	Canadian
Richard Mark British Columbia, Canada Chairman, CEO and Director	Chairman, CEO and Director of VMS; Chairman, CEO and Director of Harvest Gold Corporation; President, CEO and Director of Pancontinental Uranium Corporation, CEO and Chair of the Issuer	Canadian
Evan Sleeman British Columbia, Canada Secretary and Director	Director of VMS; Director of Harvest Gold Corporation	Canadian
Jay D. Butterworth California, USA Director	Retired; Director of Harvest Gold Corporation	American
George Gale Manitoba, Canada Director	Director of VMS; Vice President and Director of Harvest Gold Corporation	Canadian
Mark Fedikow Manitoba, Canada Vice-President-Exploration and Director	President of the Issuer, President of Mount Morgan Resources Ltd.; former Chief Geologist for the Manitoba Provincial Government from May 1981 to May 2002.	Canadian
Cheryl Messier British Columbia, Canada CFO and Director	CFO and Director of VMS	Canadian
Donald Whalen Ontario, Canada Director	Retired, formerly Executive Chairman High River Gold Corp from 1993-2008	Canadian
Neil Richardson Manitoba, Canada Chief Operating Officer	Chief Operating Officer of VMS, Chief Operating Officer of the Issuer, and Chief Operating Officer of Harvest Gold Corporation	Canadian

  (1)     The executive officers and directors of VMS can be contacted through VMS's executive offices, at 301-260 West Esplanade, North Vancouver, BC, Canada V7M 3G7

  To the knowledge of the directors and executive officers of VMS, as at April 24, 2013, the only person or corporation that beneficially owned, directly or indirectly, or exercised control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of VMS was:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
HudBay Minerals Inc.	17,585,000	14%

  VMS and a subsidiary of HudBay Minerals Inc. are participants in a joint venture for the development of the Reed Copper deposit in the Province of Manitoba. VMS does not consider Hudbay Minerals Inc. to be a control person of VMS.

  ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  On June 28, 2010, VMS acquired 10,000,000 common shares of the Issuer, at a subscription price of CDN$0.05 per share, by way of a private placement conducted by the Issuer. Such purchase was made from working capital.

  On July 23, 2010, VMS acquired 800,000 common shares of the Issuer, at a subscription price of CDN$0.025 per share, by way of a private placement conducted by the Issuer. Such purchase was made from working capital.

  On April 5, 2010, the Issuer entered into an Agreement of Purchase and Sale with VMS (the "Agreement"), pursuant to which VMS sold all of the its interests in certain mineral claims located in Manitoba which are commonly known as the South Bay Property, the Thompson North Property and the Cedar Lake Property (collectively, the "Properties").

  The consideration payable by the Issuer to VMS for the Properties under the Agreement included 6,000,000 fully-paid and non-assessable common shares in the capital of the Issuer. The Issuer issued the shares to VMS on July 23, 2010, at a deemed issue price of CDN$0.06 per common share (for a total deemed issue price of CDN$360,000).

  On May 24, 2011, the Reporting Person acquired an additional 5,025,000 units of the Issuer in a private placement at a price of CDN$0.20 per unit. Each unit consisted of one common share and one common share purchase warrant. Each unit consisted of one common share and one common share purchase warrant exercisable at a price of $0.35 for a period of 18 months (for a total of 5,025,000 common shares and 5,025,000 warrants).

  On November 24, 2012, the 5,025,000 common share purchase warrants acquired by the Reporting Person on May 24, 2011expired without being exercised.

  On April 22, 2013, the Reporting Person acquired 2,753,560 units in a private placement at a price of CDN$0.17 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant (for a total of 2,753,560 common shares and 1,376,780 warrants). Each whole warrant entitles the holder to purchase one common shares at an exercise price of CDN$0.21 at any time prior to expiry on April 22, 2015.

  ITEM 4.     PURPOSE OF TRANSACTION

  VMS acquired the beneficial ownership of the securities of the Issuer as described above in Item 3 pursuant to private placements, and as consideration for the sale of its interests in the Properties to the Issuer.

  Subject to all relevant securities law restrictions, VMS may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

  Except as otherwise disclosed herein, neither VMS nor, to its knowledge, any executive officer, director or person controlling VMS, has any current plans or proposals that relate to or would result in:

  (a)     the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;*

  (b)     any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

  (c)     a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

  (d)     any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e)     any material change in the present capitalization or dividend policy of the Issuer;

  (f)     any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

  (g)     changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

  (h)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i)     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j)     any action similar to any of those enumerated above.

  Note

  *     As disclosed in Item 6, VMS has exercised a right of first refusal with respect to the non-brokered private placement of up to 44,117,647 units announced by the Issuer on April 17, 2013. As disclosed above, VMS purchased 2,753,560 units in the private placement in April 22, 2013. It has also subscribed for an additional 9,011,144 units which are not issuable unless and until the Issuer obtains minority shareholder approval, which will be sought by the Issuer a meeting of its shareholders scheduled for June 13, 2013.

  As disclosed in Item 2 above, VMS and the Issuer have certain directors and officers in common:

      Richard Mark, Chairman, CEO and a Director of VMS, is also the CEO and Chairman of the Issuer;

      John A. Roozendaal, President and a Director of VMS, is also a director of the Issuer;

      Mark Fedikow, Vice-President-Exploration and a Director of VMS, is also the President of the Issuer;

      Neil Richardson, Chief Operating Officer of VMS, is also the Chief Operating Officer of the Issuer.

  Although VMS is not aware of any specific conflicts of interest involving any of its directors or officers at the present time, there is a possibility that those of its directors and/or officers who are also directors and/or officers of the Issuer may be in a position of conflict of interest in the future in connection with matters relating to the Issuer.

  ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

  a.     State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section13(d)(3) of the Act.

  VMS beneficially owns 25,955,340 common shares in the capital of the Issuer, representing approximately 23.97% of the Issuer's issued and outstanding common shares, consisting of (i) 24,578,560 common shares and (ii) 1,376,780 common share purchase warrants exercisable at a price of CDN$0.21 until April 22, 2015.

  b.     For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

  VMS holds the sole power to vote or to direct the voting of, and to dispose or to direct the disposition of, 24,578,560 issued and outstanding common shares of the Issuer, representing approximately 23% of the Issuer's issued and outstanding common shares. If VMS were to fully exercise all of its 1,376,780 outstanding common share purchase warrants, it would hold the sole power to vote or to direct the voting of, and to dispose or to direct the disposition of, a total of 25,955,340 common shares of the Issuer, representing approximately 23.97% of the Issuer's then issued and outstanding common stock (based on 106,885,754 shares of the Issuer's common stock issued and outstanding as of April 24, 2013). As disclosed above, the 1,376,780 share purchase warrants are exercisable at an exercise price of CDN$0.21 per share until April 22, 2015.

  c.     Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

  As of the date hereof, and within the sixty-day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by VMS other than as disclosed herein.

  d.     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  None.

  e.     If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not applicable.

  ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

  The Issuer has granted to VMS a pre-emptive right of first refusal, whereby VMS has right to participate in any public offering or private placement of securities by the Issuer (each, an "Offering") to the extent necessary to enable VMS, upon completion of the Offering, to maintain the same "Percentage Interest" in the Issuer after the completion of the Offering (assuming the conversion or exchange of any securities offered pursuant to the Offering (the "Offered Securities") that are convertible or exchangeable into equity securities of the Issuer) as existed immediately prior to completion of the Offering. The "Percentage Interest" of VMS means the number of issued and outstanding common shares in the capital of the Issuer owned by VMS, treating any common share purchase warrants held by VMS on a fully diluted basis (the whole adjusted as contemplated in the preceding sentence when calculating the Percentage Interest after the completion of an Offering of Offered Securities that are convertible or exchangeable into equity securities of the Issuer) divided by the total number of issued and outstanding common shares of the Issuer (on a non-diluted basis, similarly adjusted). The right of first refusal remains exercisable so long as VMS holds at least 10 percent of the Issuer's issued and outstanding common shares.

  VMS has exercised its right of first refusal with respect to the non-brokered private placement of up to 44,117,647 units, at a price of CDN$0.17 per unit, announced by the Issuer on April 17, 2013. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common shares at an exercise price of CDN$0.21 at any time prior to expiry on April 22, 2015. As disclosed above, on April 22, 2013, VMS purchased 2,753,560 units in the private placement. It has also subscribed for an additional 9,011,144 units which are not issuable unless and until the Issuer obtains minority shareholder approval in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, as adopted by certain Canadian Securities Administrators. The Issuer has announced that it will be seeking such minority shareholder approval at a meeting of its shareholders scheduled for June 13, 2013. If such minority shareholder approval is obtained, VMS anticipates funding the subscription price for the additional units out of working capital.

  Except as disclosed herein, neither VMS nor any executive officer, director or person controlling VMS has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and neither VMS nor any executive officer, director or person controlling VMS has not pledged securities of the Issuer nor are the securities of the Issuer held by VMS or any executive officer, director or person controlling VMS subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

  ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

  Not applicable.

  SIGNATURES

  After reasonable inquiry and to the best of the knowledge and belief the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 29, 2013.	VMS VENTURES INC.
By: /s/ JohnA. Roozendaal John A. Roozendaal President and director

  __________